UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities
Exchange Act of 1934

(Amendment No. 6)*

Independence Contract Drilling, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

453415309

(CUSIP Number)

Haig Maghakian

Glendon Capital Management LP

2425 Olympic Blvd., Suite 500E

Santa Monica, California 90404

Phone: 310-907-0450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glendon Capital Management LP 46-1394333
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,668,692
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,668,692
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,668,692 (*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (**)
14	TYPE OF REPORTING PERSON IA

(*) Subject to the Section 16 Conversion Blocker (as defined below), Glendon Capital Management, LP ("GCM") may be deemed to beneficially own 22,878,132 shares of the Issuer’s Common Stock underlying the $103,180,378.44 current aggregate principal balance of the Issuer’s Floating Rate Convertible Senior Secured PIK Toggle Notes due 2026 (the “Notes”) held by Glendon Opportunities Fund II, L.P., a private fund for which GCM acts as the investment manager (“G2”), which includes the 829,822 shares of the Issuer’s Common Stock underlying the $3,742,500 principal balance of the additional Notes issued to G2 in connection with the Accordion Facility (as defined in Item 3 below) reported herein. The Notes held by G2 are convertible into shares of Common Stock at the option of the holder at a conversion price of $4.51 per share. Pursuant to the terms of the Notes, a holder of the Notes is not entitled to receive any shares of Common Stock upon conversion of any Notes held by such holder, to the extent that such holder, together with such holder’s affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder’s for the purposes of Section 13 or Section 16 of the Exchange Act and the rules promulgated thereunder, as determined pursuant to the rules promulgated Section 13(d) of the Exchange Act, would beneficially own a number of shares of Common Stock in excess of the Restricted Ownership Percentage (the “Section 16 Conversion Blocker”). The “Restricted Ownership Percentage” is 9.9% of the shares of Common Stock then issued and outstanding, which percentage may be changed to 19.9% at a holder’s election upon 61 days’ notice to the Issuer.

(**) Percentage based on the sum of (a) 15,186,780 shares of the Issuer’s Common Stock outstanding as of November 15, 2024, as reported by the Issuer in the Form 10-Q for the quarterly period ended September 30, 2024 as filed with the SEC on November 19, 2024 (the “Form 10-Q”), and (b) 1,668,692 shares of Common Stock issuable upon conversion of certain of the Notes, which, due to the Restricted Ownership Percentage, is the maximum number of shares that could be received by G2 upon conversion of the Notes.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Sayer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,668,692
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,668,692

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,668,692 (*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (**)
14	TYPE OF REPORTING PERSON IN HC

(*) Mr. Sayer is a partner and investment committee member of GCM and has been delegated authority by GCM to direct the voting and disposition of shares of Common Stock held by G2. Subject to the Section 16 Conversion Blocker, GCM may also be deemed to beneficially own 22,878,132 shares of the Issuer’s Common Stock underlying the $103,180,378.44 current aggregate principal balance of the Notes held by G2, which includes the 829,822 shares of the Issuer’s Common Stock underlying the $3,742,500 principal balance of the additional Notes issued to G2 in connection with the Accordion Facility reported herein. The Notes held by G2 are convertible into shares of Common Stock at the option of the holder at a conversion price of $4.51 per share. Pursuant to the terms of the Notes, a holder of the Notes is not entitled to receive any shares of Common Stock upon conversion of any Notes held by such holder, to the extent that the Section 16 Conversion Blocker applies.

(**) Percentage based on the sum of (a) 15,186,780 shares of the Issuer’s Common Stock outstanding as of November 15, 2024, as reported by the Issuer in the Form 10-Q, and (b) 1,668,692 shares of Common Stock issuable upon conversion of certain of the Notes, which, due to the Restricted Ownership Percentage, is the maximum number of shares that could be received by G2 upon conversion of the Notes.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glendon Opportunities Fund II, L.P. 82-1515613
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,668,692
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,668,692
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,668,692 (*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (**)
14	TYPE OF REPORTING PERSON PN

(*) Subject to the Section 16 Conversion Blocker, G2 beneficially own 22,878,132 shares of the Issuer’s Common Stock underlying the $103,180,378.44 current aggregate principal balance of the Notes, which includes the 829,822 shares of the Issuer’s Common Stock underlying the $3,742,500 principal balance of the additional Notes issued to G2 in connection with the Accordion Facility reported herein. The Notes held by G2 are convertible into shares of Common Stock at the option of the holder at a conversion price of $4.51 per share. Pursuant to the terms of the Notes, a holder of the Notes is not entitled to receive any shares of Common Stock upon conversion of any Notes held by such holder, to the extent that the Section 16 Conversion Blocker applies.

(**) Percentage based on the sum of (a) 15,186,780 shares of the Issuer’s Common Stock outstanding as of November 15, 2024, as reported by the Issuer in the Form 10-Q, and (b) 1,668,692 shares of Common Stock issuable upon conversion of certain of the Notes, which, due to the Restricted Ownership Percentage, is the maximum number of shares that could be received by G2 upon conversion of the Notes.

Item 1.	Security and Issuer

Explanatory Note: This Amendment No. 6 amends and supplements certain items of the Schedule 13D, filed by the Glendon Capital Management L.P. (“GCM”), Christopher Sayer and Glendon Opportunities Fund II, L.P. (“G2” and collectively with GCM and Mr. Sayer, the “Reporting Persons”) on March 29, 2022, which was previously amended and restated by that Amendment No.1 to the Schedule 13D filed with the SEC on April 19, 2023, that Amendment No. 2 to the Schedule 13D filed with the SEC on August 18, 2023, that Amendment No. 3 to the Schedule 13D filed with the SEC on July 10, 2024, that Amendment No. 4 to the Schedule 13D filed with the SEC on September 9, 2024 and that Amendment No. 5 to the Schedule 13D filed with the SEC on November 27, 2024 (collectively, the “Prior Schedule 13D”), in order to report the Reporting Persons’ shares of the common stock, $0.01 par value per share (“Common Stock”), of Independence Contract Drilling, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 6 reflects a material update to the purpose and contracts of the Reporting Persons with respect to the securities of the Issuer since Amendment No. 5. Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 6, the Prior Schedule 13D is unchanged.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 20475 State Highway 249, Suite 300, Houston, TX 77070.

Item 4.	Purpose of Transaction

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately before the last paragraph of Item 4:

Reorganization Plan

As previously disclosed by the Issuer in current reports filed with the SEC on December 3 and 5, 2024, on December 2, 2024 (the “Petition Date”), the Issuer and its subsidiary, Sidewinder Drilling LLC (“Sidewinder” and together with the Issuer, the “Debtors”), filed petitions under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court” and the chapter 11 process filed at the Bankruptcy Court, the “Chapter 11 Cases”). Concurrently, the Debtors filed the Joint Prepackaged Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (as amended, modified, or supplemented from time to time, the “Reorganization Plan”). In connection with the Reorganization Plan, the Issuer has proposed to continue to operate its business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. The Plan remains subject to the Bankruptcy Court’s approval and certain conditions to effectiveness as more fully set forth in the Plan.

DIP Facility

The continued operation of the Issuer in bankruptcy is proposed be financed through a senior secured superiority debtor-in-possession term loan facility (the “DIP Facility”) to be provided by G2 and certain funds and accounts managed by MSD Partners, L.P. (collectively, the “DIP Lenders”) pursuant to the Senior Secured Superpriority Debtor-in-Possession Credit Facility Term Sheet (the “DIP Term Sheet”), subject to the approval of the Bankruptcy Court. On December 4, 2024, the Bankruptcy Court entered an order approving the DIP Facility on an interim basis (the “Interim DIP Order”). A hearing to consider approval of the DIP Facility on a final basis has been scheduled for January 9, 2024.

Under the terms and conditions of the DIP Facility set forth in the DIP Term Sheet, the DIP Lenders will provide an aggregate principal amount not to exceed at any time outstanding aggregate principal of $32,500,000 (the “DIP Commitment”) of senior secured superpriority debtor-in-possession term loans (the “DIP Loans”), which may be drawn down by the Issuer from time to time on or after certain closing dates based on the Issuer’s satisfaction of certain conditions set forth in the DIP Term Sheet, including up to $27,500,000 on or after the Interim Closing Date (as defined in the DIP Term Sheet) and up to the remaining available DIP Commitment balance on or after the Final Closing Date (as defined in the DIP Term Sheet). Any borrowing of DIP Loans shall permanently decrease the DIP Commitment, and DIP Loans repaid may not be reborrowed. The proceeds of any DIP Loans will be used in accordance with an Approved Budget (as defined in the DIP Term Sheet) other than certain Permitted Variances (as defined in the DIP Term Sheet) for (i) working capital and general corporate purposes of the Debtors, (ii) for bankruptcy-related costs and expenses, (iii) for costs and expenses related to the DIP Facility, and (iv) to pay down borrowings under the Revolving ABL Credit Agreement.

The DIP Loans will each bear an interest rate equal to SOFR for a one-month interest period plus 4.00%, payable monthly on the first business day of each month in arrears. At all times automatically following the occurrence and during the continuance of an Event of Default (as defined in the DIP Term Sheet), amounts due on the DIP Loans shall bear interest at a rate equal to 2.00% per annum in excess of the interest rate above.

The Issuer’s obligation to repay the DIP Loans under the proposed DIP Facility is guaranteed by Sidewinder. In addition, the claims of the DIP Lenders will be (i) entitled to superpriority administrative expense claim status, subject to certain customary exclusions in the DIP Term Sheet and (ii) secured by (A) a perfected first-priority lien, (B) a perfected junior lien and (C) a perfected first-priority priming lien, in each case, on the DIP Collateral (as defined in the DIP Term Sheet), subject to certain Prepetition Permitted Liens (as defined in the DIP Term Sheet) and certain exclusions and exceptions carved out in the DIP Term Sheet.

The DIP Loans (together with all other obligations under the DIP Facility) will mature and be due and payable on the earliest to occur of: (i) 90 calendar days after the Petition Date; (ii) 40 calendar days after the Petition Date if the Final DIP Order (as defined in the DIP Term Sheet) has not been entered by the Bankruptcy Court on or before such date; (iii) consummation of any transaction or group of transactions constituting an Alternative Restructuring Transaction (as defined in the DIP Term Sheet); (iv) entry of an order by the Bankruptcy Court approving (A) a motion seeking conversion or dismissal of any or all of the Chapter 11 Cases or (B) a motion seeking the appointment or election of a trustee, a responsible officer or examiner with enlarged powers relating to the operation of the Debtors’ business; (v) the date, if any, on which the Bankruptcy Court orders the conversion of the bankruptcy case of any of the Debtors to a liquidation pursuant to Chapter 7 of the Bankruptcy Code; and (vi) the acceleration of the DIP Loans and the termination of the DIP Facility in accordance with the Interim DIP Order, the Final DIP Order, or this DIP Term Sheet.

The DIP Term Sheet contains customary representations, warranties, affirmative and negative covenants, and events of default and remedies. The DIP Term Sheet contains milestones relating to the Chapter 11 Cases, which include the dates by which the Debtors are required to, among other things, file certain motions and documents with the Bankruptcy Court, obtain the Interim DIP Order and Final DIP Order of the Bankruptcy Court, and satisfy all conditions to effectiveness of the Reorganization Plan.

The foregoing descriptions of the Issuer’ Reorganization Plan and the DIP Facility do not purport to be complete and is qualified in its entirety be reference to the full and complete terms of the Plan, which is attached as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on December 3, 2024, and the DIP Term Sheet, a copy of which is attached as Exhibit 99.8 to this Amendment No. 6 and is incorporated by reference herein..

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 4 is incorporated by reference herein.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

The exhibit list in Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding Exhibit 99.8 and the remainder of Item 7 of the Prior Schedule 13D is unchanged and the exhibits listed therein have been previously filed.

Exhibit 99.8 – DIP Term Sheet, dated as of December , 2024, by and among Independence Contract Drilling, Inc., Sidewinder Drilling LLC, MSD Partners LXXIII, LLC, MSD Private Credit Opportunity (NON- ECI) Fund, LL, MSD Credit Opportunity Master Fund, L.P. and Glendon Opportunities Fund II, L.P. (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 5, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Glendon Capital Management, LP

December 6, 2024	By:	/s/ Haig Maghakian
Chief Compliance Officer / General Counsel

December 6, 2024	By:	/s/ Christopher Sayer
Individual

Glendon Opportunities Fund II, L.P.

December 6, 2024	By:	/s/ Haig Maghakian
Glendon Capital Associates II, LLC its General Partner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)